September 23, 2005

Via U.S. Mail and Fax
Mr. Bruce J. Mackey Jr.
Treasurer and Chief Financial Officer
Five Star Quality Care, Inc.
400 Centre Street
Newton, MA  02458

	RE:	Five Star Quality Care, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 29, 2005
		Form 10-Q for Fiscal Quarters Ended March 31, 2005 and
June
30, 2005
		File No. 1-16817

Dear Mr. Mackey:

      We have reviewed your supplemental response letter dated
June
17, 2005 and have the following comment. As noted in our comment letter dated June 3, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ending December 31, 2004
Continuing care contracts and Revenue Recognition, page F-8

You indicate in your response to comment 2 that a portion of the advance payments for continuing care contracts are refundable and considered due on demand. We believe you should apply the guidance in SFAS 78 in evaluating the appropriate classification of refundable advance payments. For any entrance fee refund obligations that by their terms may be voluntarily terminated by the resident, resulting in the obligation to pay a refund to the resident within twelve months of termination, the guidance contained in SFAS 78 requires classification of the refund obligation as a current liability. Additionally, in determining the portion of the entrance fee related liabilities that should be classified as current liabilities, you should include the entire amount of potential refund as of the balance sheet date presented regardless of the likelihood or probability that it will be called.

In your next filing on Form 10-Q, please reassess your accounting using the guidance of SFAS 78.



      Please respond to this comment within 10 business days or tell us when you will provide us with a response. You may contact Nasreen
Mohammed, Staff Accountant, at (202) 551-3773 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 with any other questions.

								Sincerely,

								 /s/  Terry French
								 for Larry Spirgel
								Assistant Director
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Mr. Bruce Mackey
Five Star Quality Care, Inc.
September 23, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE